

August 17, 2007

Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Michael C. Brilley

Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund
- Sit Money Market Fund

Debra A. Sit, CFA



Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund

Paul J. Jungquist, CPA, CFA



Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Florida Tax-Free Income Fund



August 17, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Michael C. Brilley

Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Money Market Fund

Bryce A. Doty, CFA



Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for short duration accounts. Bryce's seven years of experience with Minnesota Mutual Life includes two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in Physics and Psychology from Hamline University. He completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management in 1992.

Bryce Doty is a portfolio manager of the following Fund:

- Sit Balanced Fund

Mark H. Book, CFA, CMA



Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to that he spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, Mark worked as a fixed income portfolio manager at Norwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1987. In 1992 he completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management.

Mark Book is a portfolio manager of the following Fund:

- Sit Money Market Fund

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August 17, 2007

Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Michael C. Brilley

Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Money Market Fund

Debra A. Sit, CFA



Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Fund:

- Sit Minnesota Tax-Free Income Fund

Paul J. Jungquist, CPA, CFA



Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Fund:

- Sit Minnesota Tax-Free Income Fund

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August 17, 2007

Money Market Fund

Ticker: SNIXX

Fund Type: Money Market

Michael C. Brilley

Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund

Mark H. Book, CFA, CMA



Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to that he spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, Mark worked as a fixed income portfolio manager at Norwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1987. In 1992 he completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management.

Mark Book is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund

High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

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August 17, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Michael C. Brilley
Lead Manager



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market mutual funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond Funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley also is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Money Market Fund

Debra A. Sit, CFA



Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund

Paul J. Jungquist, CPA, CFA



Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund

Andrew T. Clark, CFA



Andrew joined Sit Investment Associates in July 1996. He assists our credit research function as well as performs analysis of individual fixed income investments. Originally, Andrew joined the client administration group and moved to fixed income in January 1999. In 1996, he received a B.S. in Business Administration from Miami University (Ohio) majoring in Finance and Accounting. In 2004 he completed his M.B.A. at the University of Minnesota Carlson School of Management.

August 17, 2007

- Open an Account
- Applications
- Prospectuses & SAIs
- Financial Reports
- Order an Investment Kit

Prospectuses & Statements of Additional Information

Fund		
Money Market	Prospectus	SAI
U.S. Government Securities	Prospectus	SAI
Tax-Free Income	Prospectus	SAI
Minnesota Tax-Free Income	Prospectus	SAI
Balanced	Prospectus	SAI
Dividend Growth	Prospectus	SAI
Large Cap Growth	Prospectus	SAI
Mid Cap Growth	Prospectus	SAI
International Growth	Prospectus	SAI
Small Cap Growth	Prospectus	SAI
Developing Markets Growth	Prospectus	SAI
Science and Technology Growth	Prospectus	SAI
Limited Distribution Fund		
High Income Municipal Bond	Prospectus	SAI

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Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.

Financial Reports

August 17, 2007

Open an Account
Applications
Prospectuses & SAIs
Financial Reports
Order an Investment Kit

Fund	Semi-Annual Report	Annual Report
Money Market	9/30/2006	3/31/2007
U.S. Government Securities	9/30/2006	3/31/2007
Tax-Free Income	9/30/2006	3/31/2007
Minnesota Tax-Free Income	9/30/2006	3/31/2007
Balanced	12/31/2005	6/30/2006
Dividend Growth	12/31/2005	6/30/2006
Large Cap Growth	12/31/2005	6/30/2006
Mid Cap Growth	12/31/2005	6/30/2006
International Growth	12/31/2005	6/30/2006
Small Cap Growth	12/31/2005	6/30/2006
Developing Markets Growth	12/31/2005	6/30/2006
Science and Technology Growth	12/31/2005	6/30/2006
Limited Distribution Fund	**Semi-Annual Report**	**Annual Report**
High Income Municipal	n/a	3/31/2007

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Daily Prices
Account Access
Contact Us

August 17, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Eugene Sit | Peter Mitchelson | Roger Sit | Michael Brilley | Domestic Equity | Int'l Equity | Fixed Income | Mutual Funds

Michael C. Brilley

President and Senior Fixed Income Officer



Michael Brilley joined Sit Investment Associates in early 1984. He currently serves as the President and Fixed Income Officer. Michael spent nearly ten years with First Bank Minneapolis where he was Vice President and Senior Fixed Income Officer. His responsibilities at First Bank included management of over $2.2 billion of assets in bond portfolios for the Bank's institutional customers, its own investment portfolio and two money market Mutual Funds. Prior to coming to Minneapolis, he spent seven years in the investment management business with the trust departments of the Merchants National Bank of Indianapolis and the Continental Illinois National Bank of Chicago. His experience includes both credit and equity analysis and the management of both debt and equity portfolios. Collective bond funds that he managed were often leaders in investment performance. Michael has served as a voluntary financial advisor to various municipal entities and has spoken at numerous regional and national investment conferences. He received a B.S. degree in Business Administration from Millikin University in 1967.

Michael Brilley is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit Money Market Fund
- Sit High Income Municipal Bond Fund

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Subscribe

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.



Debra A. Sit, CFA
Senior Vice President and Senior Portfolio Manager

Debra Sit joined Sit Investment Associates in 1981. Since 1991, she has served as co-manager of the firm's tax-exempt bond portfolios. Debbie's prior work experience includes more than three years with Sit Investment Associates in the computer applications and administrative areas. She returned to the firm in September 1987 as a research analyst and Bond Specialist - Assistant Fixed Income Manager focusing primarily on taxable bonds. She is also responsible for overseeing the firm's municipal bond research process and has spoken at several industry conferences. Debbie received her B.A. in Biology from The University of Minnesota in 1982. In the summer of 1987, she completed her M.B.A. at the University of Chicago Graduate School of Business where she earned a Finance specialization with concentrations in Accounting and Policy.

Debra Sit also is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit High Income Municipal Bond Fund



Bryce A. Doty, CFA
Senior Vice President and Senior Portfolio Manager

Bryce Doty joined Sit Investment Associates in November 1995. He is responsible for taxable bond portfolio management serving as portfolio manager for short duration accounts. Bryce's seven years of experience with Minnesota Mutual Life includes two years of management consulting, two years as Due Diligence Officer for broker/dealer operations and three years as the head of their Public Bond Trading desk. His responsibilities also included analyzing and monitoring all total return corporate credits. In 1988, Bryce received a B.A. in Business Management with minors in Physics and Psychology from Hamline University. He completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management in 1992.

Bryce Doty is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Balanced Fund



Paul J. Jungquist, CPA, CFA
Vice President, Fixed Income Credit Analyst & Senior Fixed Income Portfolio Manager

Paul joined Sit Investment Associates in January 1994. He is responsible for analyzing municipal and corporate credits and serves as portfolio manager for certain taxable and tax-exempt accounts. Prior to that he worked as an auditor for Grant Thornton. He has also served as an assistant controller for a publicly held engineering services company. In 1984, Paul received a B.B.A. of Accountancy from the University of Notre Dame. He graduated from the University of Minnesota Carlson School of Management in 1993, where he obtained an M.B.A. in Finance.

Paul Jungquist is a portfolio manager of the following Funds:

- Sit Tax-Free Income Fund
- Sit Minnesota Tax-Free Income Fund
- Sit High Income Municipal Bond Fund



Mark H. Book, CFA, CMA
Vice President, Portfolio Manager

Mark joined Sit Investment Associates in August 2000 as a Portfolio Manager and Fixed Income Analyst. He is responsible for taxable bond portfolio management and credit research. Prior to that he spent three years with U.S. Bancorp Piper Jaffray where he was Vice President and Senior Corporate Bond Strategist. Prior to U.S. Bancorp Piper Jaffray, Mark worked as a fixed income portfolio manager at Norwest Investment Management for one year and Insight Investment Management for six years. He also traded fixed income securities at Reliastar Financial Corporation for five years. Mark received a B.A. in Accounting from the University of Minnesota in 1987. In 1992 he completed his M.B.A. with a concentration in Finance at the University of Minnesota Carlson School of Management.

Mark Book is a portfolio manager of the following Funds:

- Sit U.S. Government Securities Fund
- Sit Money Market Fund



Andrew T. Clark, CFA
Research Analyst

Andrew joined Sit Investment Associates in July 1996. He assists our credit research function as well as performs analysis of individual fixed income investments. Originally, Andrew joined the client administration group and moved to fixed income in January 1999. In 1996, he received a B.S. in Business Administration from Miami University (Ohio) majoring in Finance and Accounting. In 2004 he completed his M.B.A. at the University of Minnesota Carlson School of Management.

Andrew Clark is a portfolio manager of the following Fund:

- Sit High Income Municipal Bond Fund



Christopher M. Rasmussen
Research Associate

Chris joined Sit Investment Associates in February 1999. His primary responsibilities are to provide assistance in analysis of fixed income securities. Chris spent time in the Sit Mutual Funds group as well as the client administration area, and moved to fixed income in August 2002. He received a B.S.B. in Finance with a minor in Economics and his M.B.A. in 2004; both from the University of Minnesota Carlson School of Management.



Eric T. Nelmark
Research Assistant

Eric joined Sit Investment Associates in August 2004. His responsibilities include credit research and analysis on individual fixed income securities. Previously he spent almost six years at Investment Advisers Inc. (renamed Paladin Investment Associates in December of 2000). Eric spent time in several areas including Mutual Fund accounting, finance, and equity trading. In 1998, he received his B.A. in Business Administration from Bethel University with a concentration in Accounting and Finance. Eric is presently pursuing his M.B.A. at the University of St. Thomas.



Marci A. Lorge
Senior Client Administrator & Money Market Trader

Marci joined Sit Investment Associates in April 1988 after serving as Operations Manager at IRI Securities. She is currently responsible for both taxable and tax-exempt money market trading and serves as portfolio assistant for the fixed income traders. Prior to that she worked for Miller & Schroeder Financial in Operations. She has a B.S. degree in Business Administration and French with a minor in Economics from the University of Wisconsin, Steven's Point.



Brian R. Gilbert
Computer Decision Support Associate

Brian joined Sit Investment Associates in August 1994 after more than two years with Norwest Mortgage, Inc. in the mortgage pooling division. Brian received a B.S. in Management and a B.S. in Computer Information Systems from Northwestern College in 1990. Brian worked in Operations for Sit Investment as a Client Administrator before joining the Fixed Income Department. Brian is responsible for developing and running the quantitative analytical tools for fixed income portfolio management.



Brendan J. O'Sullivan
Research Assistant

Brendan joined Sit Investment Associates in June 1998. He has a B.A. from the University of Colorado. Brendan assists in research and money-market trading activities.

August 17, 2007

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Mutual Funds

- Small Cap Growth Fund
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- International Growth Fund
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August 17, 2007

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*Please specify which type of account you are interested in:

☐ Regular ☐ Retirement

If you would like information on specific Funds, check the appropriate box(es) below:

☐ Mid-Cap Growth	☐ Large-Cap Growth
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Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.